Exhibit 12.1

PBF LOGISTICS LP

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year Ended December 31,
	2017	2016	2015	2014 (c)	2013 (c)
Earnings:
Income from continuing operations	$148,215	$110,882	$94,859	$17,410	$(14,698)
add:
Fixed Charges	34,478	31,182	21,353	2,696	—

Adjusted Earnings	$182,693	$142,064	$116,212	$20,106	$(14,698)

Fixed Charges:
Interest Expense (includes capitalized interest)	33,331	29,258	19,972	2,329	—
Amortization of debt discount and expense	1,489	1,678	1,315	365	—
Estimate of interest within rental expense	877	364	66	2	—

Fixed Charges	$35,697	$31,300	$21,353	$2,696	$—

Ratio of Earnings to Fixed Charges (a)(b)	5.1x	4.5x	5.4x	7.5x	—

Coverage deficiency (d)	—	—	—	—	$14,698

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.
(b)	Represents results of operations of the predecessor for periods prior to May 14, 2014, the date of our initial public offering. As the acquisition represented the transfer of assets between entities under common control, the consolidated financial statements of us and our predecessor have been retrospectively adjusted to present results as if the assets have been owned by us historically.
(c)	Represents results of operations of our predecessor prior to May 14, 2014, the date of our initial public offering, and our historical results of operations thereafter. Prior to our initial public offering, our assets were operated as a part of the integrated operations of PBF Holding Company LLC, and our predecessor recognized only the costs and did not record revenue associated with transportation, terminaling, or storage services provided on an intercompany basis
(d)	The earnings for the year ended December 31, 2013 were inadequate to cover fixed charges.